October 17, 2024

Aemish Shah
Chief Executive Officer
Northern Revival Acquisition Corporation
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

       Re: Northern Revival Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2024
           File No. 001-39970
Dear Aemish Shah:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 4

1. We note your disclosure on page 5 that Nasdaq has delisted the company's securities.
       Please revise your risk factor disclosure to clarify the current listing status of the company. Please also revise to describe the current material impacts of the delisting and listing on an over-the-counter market, such as the impact on liquidity, your ability to complete a business combination, and any impact to shareholders as a result of your securities no longer being "covered securities."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 17, 2024
Page 2




      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Ben Smolij, Esq.